ChevronTexaco Corporation	Stephen J. Crowe
6001 Bollinger Canyon Road	Vice President and
San Ramon, CA 94583-2324	Chief Financial Officer
Tel 925 842 3232
Fax 925 842 6047

March 24, 2005

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	ChevronTexaco Corporation
10-K for the fiscal year ended December 31, 2004
File No. 001-00368

Dear Mr. Schwall:

In your letter dated March 18, 2005, you provided staff comments on the ChevronTexaco Corporation (“ChevronTexaco” or “the company”) 2004 Form 10-K. These comments and the company responses are discussed below.

Please direct any questions related to the information herein to Mr. Bill Allman, Assistant Comptroller, at (925) 842-3544 or by e-mail at bill.allman@chevrontexaco.com.

10-K for the year ended December 31, 2004

Management’s Discussion and Analysis
of Financial Condition and Results of Operations, page FS-2

Litigation and Other Contingencies, page FS-15
Accounting for Buy/Sell Contracts, page FS-17

Comment 1

In your disclosure you state: “At issue with the SEC is whether the industry’s accounting for buy/sell contracts...” which seems to imply that all companies in your industry account for these types of transactions in the same manner as you. Please explain to us how you came to this conclusion, and if applicable, explain to the reader that other companies may account for these transactions differently than you, and explain the alternative accounting. Please also include similar disclosure where applicable throughout the remainder of the document.

Response: We based the referenced statement on discussions with certain member companies of the American Petroleum Institute (API) and a comment in the API letter dated November 15, 2004, which the company endorsed, to the FASB in connection with the deliberations on EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” In that letter, the gross presentation in the income statement for buy/sell contracts is characterized as “...how our industry has predominantly interpreted the application of existing GAAP to these transactions.”

In our disclosures related to buy/sell contracts, we did not mean to imply that ChevronTexaco had undertaken a survey of other companies’ accounting practices in this regard. However, we understand through a phone discussion with the staff that certain other companies do report these

March 24, 2005

types of contracts on a net basis. Therefore, to avoid any possible confusion to the reader of the company’s disclosures, we will add the following statement in appropriate sections in future filings: “The company understands that others in oil and gas industry may report buy/sell transactions on a net basis in the income statement rather than gross.”

Comment 2

Please identify which operating segments these transactions relate to, and provide appropriate quantitative and qualitative disclosure in your segment footnote.

Response: We supplementally advise that for the three years ending December 31, 2004, ninety-nine percent of the revenues in each period associated with buy/sell contracts pertained to the company’s downstream segment. As requested, we will include appropriate disclosure in our segment footnote in future filings.

Comment 3

Please disclose that the nature of these transactions is fundamentally different in character than the primary operations for the segment in which these types of contracts are utilized, or explain to us why you do not believe these types of transactions to be fundamentally different than your primary operations. Please also include similar disclosure where applicable throughout the remainder of the document.

Response: As indicated in the response to comment 2 above, substantially all of the revenues associated with buy/sell contracts relate to our company’s downstream segment, which has responsibility for the refining, marketing and transportation of crude oil and refined products. We believe buy/sell activities are integral to the primary operations of our downstream business, not “fundamentally different.”

Most of the buy/sell revenues in our downstream operations relate to crude oil. Buy/sell contracts are used to facilitate the company’s crude oil marketing activities and supply of feedstock to the company’s refineries. Among other things, the downstream business handles the disposition of the company’s upstream equity crude production. For a vertically integrated oil and gas company like ChevronTexaco, one challenge is to ensure that appropriate types of crude oil are made available to the company’s refineries at the right time, and that across the refinery network, the appropriate products are being manufactured to meet seasonal needs and contract commitments. Buy/sell contracts are an important tool for managing this supply chain.

While ChevronTexaco refines more crude oil than it produces, it is often more economic and/or logistically practical to sell the company’s equity crude into the open market and purchase another company’s crude for manufacturing in the ChevronTexaco refineries. In so doing, counterparties often require “matching” transactions to satisfy their own crude requirements. These logistical and economic considerations apply in the United States and, to a lesser degree, in other regions of the world in which ChevronTexaco operates.

Other buy/sell revenues in our downstream operations relate to refined products and other petroleum products. Buy/sell contracts are routinely used to accommodate customer-specific product needs and shipments to customer locations in the most economic fashion. They may also be used when the company’s refineries are shut down for planned maintenance, requiring an increased number of such contracts to meet the company’s commitments to its customers under product-supply arrangements.

As indicated in our 10-K disclosure, physical delivery occurs for each side of a buy/sell transaction, and the risk and reward of ownership are evidenced by transfer of title, the scheduling of transportation and each party’s assumption of environmental risk and the risk associated with the

March 24, 2005

counterparty’s creditworthiness and nonperformance. The volumes on either side of a buy/sell arrangement may or may not be the same, and each side is separately invoiced on a gross basis according to the contract terms.

General

Comment 4

Continue to update your disclosures associated with buy/sell transactions and suspended well costs in future filings to include information which FASB and the EITF may release in the future regarding these matters.

Response: We agree to update our buy/sell and suspended-well disclosures in future filings while the referenced deliberations continue.

*     *     *     *

As also requested in your letter of March 18, 2005, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of all disclosures in its filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stephen J. Crowe